03011395

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 28 2003
SEC MAIL PROCESSING SECTION
155
WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-49595

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Growth Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
34 Chambers Street
(No. and Street)

Princeton	New Jersey	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James E. Gaffney (609) 430-1744
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
McLaren & Co., P.C.
(Name — *if individual, state last, first, middle name*)

504 Corporate Drive	Langhorne	PA	19047
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18/03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Advisors LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Eileen McGinnis, Notary Public
Middletown Twp., Bucks County
My Commission Expires Aug. 20, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITOR'S REPORT

To Capital Growth Advisors LLC:

We have audited the accompanying statement of financial condition of Capital Growth Advisors LLC (a Delaware limited liability company) as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Growth Advisors LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaren & Co., P.C.

February 26, 2003

Capital Growth Advisors LLC

Statement of Financial Condition

As of December 31, 2002

ASSETS:	
Current Assets:	
Cash & Cash Equivalents	$ 445,368
Accounts Receivable	625,639
Other Current Assets	4,955
Total Current Assets	1,075,962
Total Assets	$ 1,075,962
LIABILITIES AND MEMBER'S EQUITY:	
LIABILITIES	
Accounts Payable & Accrued Expenses	$ 316,870
Total Current Liabilities	316,870
MEMBER'S EQUITY	759,092
Total Liabilities and Member's Equity	$ 1,075,962

The accompanying notes are an integral part of these financial statements.

Capital Growth Advisors LLC

Statement of Income

For the Year Ended December 31, 2002

Revenues:	
Consulting Fees	$ 1,945,906
Interest Income	5,756
Total Revenues	1,951,662
Expenses:	
Consulting Fees	897,352
Management Fees	270,000
Legal & Professional Fees	39,279
Miscellaneous	6,504
Regulatory Fees	4,148
Total Expenses	1,217,283
Net Income	$ 734,379

The accompanying notes are an integral part of these financial statements.

Capital Growth Advisors LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2002

	Member's Equity
Balance at January 1, 2002	$ 555,713
Net Income	734,379
Distributions to Member	(531,000)
Balance at December 31, 2002	$ 759,092

The accompanying notes are an integral part of these financial statements.

Capital Growth Advisors LLC

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net Income	$ 734,379
Increase in Accounts Receivable	(128,100)
Decrease in Other Receivables	20,160
Increase in Other Current Assets	(4,955)
Increase in Accounts Payable & Accrued Expenses	54,993
Net Cash Flows from Operating Activities	676,477
Cash Flows from Investing Activities:	
Proceeds from Transfer of Fixed Assets to Affiliate	1,524
Net Cash Flows from Investing Activities	1,524
Cash Flows from Financing Activities:	
Cash Distributions to Member	(531,000)
Net Cash Flows from Financing Activities	(531,000)
Increase in Cash & Cash Equivalents	147,001
Cash & Cash Equivalents, beginning of year	298,367
Cash & Cash Equivalents, end of year	$ 445,368

Supplemental Cash Flow Data:	
Income Taxes Paid	$ -0-
Interest Paid	$ -0-

The accompanying notes are an integral part of these financial statements.

Capital Growth Advisors LLC

Notes to Financial Statements
For the Year Ended December 31, 2002

1. **Organization**
Capital Growth Advisors LLC is a broker/dealer and a member of the National Association of Securities Dealers, Inc. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. **Accounting Principles and Policies**
Cash and cash equivalents
For purposes of preparing the statement of cash flows, unrestricted currency and money market accounts are considered cash and cash equivalents.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2002 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

The Company earns its revenue by generating consulting fee income from providing business development advice to money management companies. The Company does not always know the amount of its earnings in the period from these arrangements until fees are paid. Management has estimated the amount of fees earned through December 31, 2002 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes
As a limited liability company, the company is not a taxpaying entity for federal or New Jersey income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the company is taxed to the member on his individual tax returns.

(continued)

3. **Concentrations of Risk**
In the year ended December 31, 2002, three of the Company's clients accounted for more than 86% of the Company's revenue, and the largest client accounted for more than 60%.

The Federal Deposit Insurance Corporation insures up to $100,000 of deposits maintained at any one financial institution. During the year, the Company's deposit balance exceeded insured levels based on bank records on a number of occasions. The largest uninsured amount during the year was approximately $698,000.

4. **Related Party Transactions**
During 2002, the Company purchased management services in the amount of $270,000 from another company owned by its member. In addition, the Company transferred all of its fixed assets to this affiliate in exchange for a cash payment equal to the net book value of these assets.

5. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1. At December 31, 2002, the Company had net capital of $128,498, which was $107,373 in excess of its required net capital of $21,125. The company's aggregate indebtedness to net capital ratio was 2.5 to 1 at December 31, 2002.

Capital Growth Advisors LLC

**Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2002**

Schedule I

Capital Growth Advisors LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

NET CAPITAL

Total Member's Equity	$	759,092
Add: Other (deductions) or allowable credits -		-
Total capital and allowable subordinated liabilities		759,092
Deductions and/or charges:		
A. Non-allowable assets		
Receivables from clients		(625,639)
Other current assets		(4,955)
Total non-allowable assets		(630,594)
Net capital	$	128,498

AGGREGATE INDEBTEDNESS

Accounts payable & accrued expenses	$	316,870

Schedule I
(continued)

Capital Growth Advisors LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 21,125
Excess net capital at 1500%	$ 107,373
Excess net capital at 1000%	$ 43,124
Percentage of aggregate indebtedness to net capital	247%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in company's Part II (Unaudited) FOCUS report	$ 332,166
Net audit adjustments	(203,668)
Net capital per above	$ 128,498

The company is exempt from the provisions of SEC rule 15c3-3 in accordance with paragraph (k)(2)(i). The company does not carry any security accounts for its clients.

Capital Growth Advisors LLC

Schedule II

Not applicable.

Schedule III

Not applicable.

Schedule IV

Not applicable.

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

Mr. James E. Gaffney, President
Capital Growth Advisors LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Capital Growth Advisors LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

(continued)

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McLaren + Co., P.C.

February 26, 2003